FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

Resolutions of the 2nd Repeat EGM of Shareholders and Board of Directors of NBG

A. RESOLUTIONS OF THE EGM

Today, 23 November 2012, National Bank of Greece held the 2nd Repeat Extraordinary General Meeting of its Shareholders in the Melas Building, Athens. The EGM convened with a quorum of 32.77% of the paid up share capital and approved the following motions by an overwhelming majority:

1.      Reduction in the Bank’s share capital through a reduction in the nominal value of the shares to €1.00 per share, as per article 4.4a of the Companies Act, as amended, for the purpose of forming a special reserve of equal amount. Amendment to article 4 of the Articles of Association and settlement of specific issues. Provision of approvals and powers.

2.      Increase in the Bank’s share capital by means of the issue of new ordinary registered shares against a contribution in kind (i.e., shares of Eurobank Ergasias S.A., which share increase will be covered exclusively by the ordinary shareholders of Eurobank Ergasias S.A., who will accept the tender offer of the Bank at an exchange ratio of 58 new ordinary shares of NBG for every 100 shares of Eurobank Ergasias S.A.), with abolition of the preemptive rights of existing shareholders. Amendment to article 4 of the Articles of Association and settlement of particular matters. Provision of approvals and powers.

3.      Election of members to the Board of Directors of the Bank, with a three-year term of office which, pursuant to the Articles of Association, is renewable through to the AGM of 2016. The Board is composed of 14 directors in all, as below:

Members:

• Alexandros G. Tourkolias, CHIEF EXECUTIVE OFFICER

• Petros N. Christodoulou, DEPUTY CHIEF EXECUTIVE OFFICER

• Georgios P. Zanias, CHAIRMAN OF THE BOARD OF DIRECTORS

• Ioannis C. Giannidis

• Efthymios C. Katsikas

• Stavros A. Koukos

Independent Non-Executive Members:

• H.E. the Metropolitan of Ioannina, Theoklitos

• Stefanos C. Vavalidis

• Spyridon J. Theodoropoulos

• Alexandra T. Papalexopoulou-Benopoulou

• Petros K. Sabatacakis

• Maria A. Frangista

Shareholder representatives under laws 3723/2008 and 3864/2010:

• Alexandros N. Makridis, Representative of the Greek State

• Charalampos A. Makkas, Representative of the Hellenic Financial Stability Fund

4.             Election of members of the Bank’s Audit Committee: Petros Sabatacakis, Alexandra Papalexopoulou, Stefanos Vavalidis, Alexandros Makridis, Charalambos Makkas, and Maria Frangista. The Bank’s Legal Counsel and General Manager of Corporate Governance Mr Miltiadis Stathopoulos participates in the meetings of the Committee though without voting rights.

5.             Approval of contracts of the Bank with members of the Board, under article 23a of the Companies Act.

B. RESOLUTION OF THE BOARD

Furthermore, at its meeting following the EGM, the new Board of NBG was constituted as a body as follows:

Executive Members:

• Alexandros G. Tourkolias, CHIEF EXECUTIVE OFFICER

• Petros N. Christodoulou, DEPUTY CHIEF EXECUTIVE OFFICER

Non-Executive Members:

• Georgios P. Zanias, CHAIRMAN OF THE BOARD OF DIRECTORS

• Ioannis C. Giannidis

• Efthymios C. Katsikas

• Stavros A. Koukos

Independent Non-Executive Members:

• H.E. the Metropolitan of Ioannina, Theoklitos

• Stefanos C. Vavalidis

• Spyridon J. Theodoropoulos

• Alexandra T. Papalexopoulou-Benopoulou

• Petros K. Sabatacakis

• Maria A. Frangista

Board Members under laws 3723/2008 and 3864/2010:

• Alexandros N. Makridis, Representative of the Greek State

• Charalampos A. Makkas, Representative of the Hellenic Financial Stability Fund

Last, under the provisions of the law and the Articles of Association, the Board resolved upon the representation of the Bank, granting powers and responsibilities to its directors and senior officers of the Bank.

Athens, 23 November 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: November 23th, 2012
Chief Executive Officer